May 8, 2006
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0404

RE:	Nordson Corporation
Form 10-K for the fiscal year ended October 30, 2005
Form 10-Q for the fiscal quarter ended January 31, 2006
File No. 0-7977
Dear Mr. Decker:
Further to your letter dated April 24, 2006, please find, incorporated below, our responses to the issues raised by you. If you have any further questions or would like additional detail, please let us know.
Financial Statements
Note 3 — Retirement, pension and other postretirement plans, page 30
Issue:
1.	We have read your response to comment two from our letter dated March 29, 2006. It appears that your benefit obligations related to foreign plans are significant relative to your total benefit obligations for all plans. It also appears that your foreign plans use significantly different assumptions from those assumptions used by your domestic plans. Please provide separate disclosures for your foreign and domestic plans in accordance with paragraphs 7 and B23 of SFAS 132(R). Please show us what your revised disclosure will look like.
Response:
Following is what our footnotes would look like with separate disclosure of U.S. and foreign plans.
Form 10-K for Fiscal Year Ended October 30, 2005
Retirement plans — The parent company and certain subsidiaries have funded contributory retirement plans covering certain employees. The Company’s

Letter to U.S. SEC From: Nordson Corporation	Page 2	May 8, 2006
contributions are primarily determined by the terms of the plans subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. The Company also sponsors unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately five years from date of employment, and are based on the employee’s contribution. The expense applicable to retirement plans for 2005, 2004 and 2003 was approximately $5,477, $4,552 and $4,084, respectively.
Pension and other postretirement plans — The Company has various pension plans covering a portion of the Company’s U.S. and international employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. The Company contributes actuarially determined amounts to U.S. plans to provide sufficient assets to meet future benefit payment requirements. The Company also sponsors an unfunded supplemental pension plan for certain employees. The Company’s international subsidiaries fund their pension plans according to local requirements.
The Company also has an unfunded postretirement benefit plan covering most of its U.S. employees. Employees hired after January 1, 2002 are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance.
The Company uses a measurement date of October 31 for the U.S. pension and postretirement plans and September 30 for the international pension plans.

Letter to U.S. SEC	Page 3	May 8, 2006
From: Nordson Corporation
A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for these plans is as follows:

	Pension Benefits
	U.S.		International		Other Postretirement Benefits
	2005	2004	2005	2004	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	$135,478	$119,536	$33,161	$30,774	$37,032	$33,412
Service cost	4,120	3,492	1,686	1,564	1,011	1,147
Interest cost	8,102	7,491	1,594	1,434	1,963	2,030
Participant contributions	—	—	144	141	—	—
Amendments	—	3,354	—	—	(1,112)	(303)
Foreign currency exchange rate change	—	—	(1,355)	1,960	—	—
Actuarial loss	15,963	5,822	4,752	(1,423)	2,111	2,382
Benefits paid	(4,457)	(4,217)	(1,201)	(1,289)	(1,441)	(1,636)

Benefit obligation at end of year	$159,206	$135,478	$38,781	$33,161	$39,564	$37,032

Change in plan assets:
Beginning fair value of plan assets	$93,251	$69,946	$13,918	$12,095	$—	$—
Actual return on plan assets	7,515	7,447	1,000	602	—	—
Company contributions	1,645	20,075	1,494	1,458	1,441	1,636
Participant contributions	—	—	144	141	—	—
Foreign currency exchange rate change	—	—	(470)	911	—	—
Benefits paid	(4,457)	(4,217)	(1,201)	(1,289)	(1,441)	(1,636)

Ending fair value of plan assets	$97,954	$93,251	$14,885	$13,918	$—	$—

Reconciliation of accrued cost:
Funded status of the plan	$(61,252)	$(42,227)	$(23,896)	$(19,243)	$(39,564)	$(37,032)
Unrecognized actuarial loss	58,620	43,735	10,937	6,993	21,274	20,199
Unamortized prior service cost	4,090	4,706	242	296	(4,534)	(4,146)

Accrued benefit cost	$1,458	$6,214	$(12,717)	$(11,954)	$(22,824)	$(20,979)

Reconciliation of amount recognized in financial statements:
Accrued benefit liability	$(50,594)	$(38,313)	$(17,583)	$(14,192)	$(22,824)	$(20,979)
Intangible asset	4,343	4,842	242	49	—	—
Accumulated other comprehensive income	47,709	39,685	4,624	2,189	—	—

Total amount recognized in financial statements	$1,458	$6,214	$(12,717)	$(11,954)	$(22,824)	$(20,979)

The accumulated benefit obligation for the U.S. pension plans was $148,548 at October 30, 2005 and $131,564 at October 31, 2004. The accumulated benefit obligation for the international pension plans was $32,164 at October 30, 2005 and $27,357 at October 31, 2004. Benefit obligations exceeded plan assets for all pension plans at the end of both years.

Letter to U.S. SEC	Page 4	May 8, 2006
From: Nordson Corporation
During 2005 and 2004, the Company recorded an additional minimum pension liability so that the recorded pension liability was at least equal to the accumulated benefit obligation. Amounts recorded in other comprehensive loss related to the minimum pension liability, net of tax, were $6,510 in 2005 and $2,651 in 2004.
In the third quarter of 2005, the Company’s actuary determined that the prescription drug benefit provided by the Company’s postretirement benefit plan is considered to be actuarially equivalent to the benefit provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003. As such, the benefit was reflected as an actuarial gain. As a result, the Company’s accumulated postretirement benefit obligation was reduced by $10,456, with an expense reduction of approximately $1,651 in 2005.
Net pension and other postretirement benefit costs include the following components:

	Pension Benefits
	U.S.			International			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Service cost	$4,120	$3,492	$2,983	$1,686	$1,564	$1,322	$1,011	$1,147	$1,026
Interest cost	8,102	7,491	7,019	1,594	1,434	1,282	1,963	2,030	1,931
Expected return on plan assets	(8,402)	(7,593)	(7,021)	(868)	(760)	(662)	—	—	—
Amortization of prior service cost	336	362	198	48	33	44	(725)	(589)	(553)
Amortization of transition obligation	—	—	—	—	50	130	—	—	—
Recognized net actuarial loss	2,244	1,249	271	248	264	184	1,036	1,079	941

Total benefit cost	$6,400	$5,001	$3,450	$2,708	$2,585	$2,300	$3,285	$3,667	$3,345

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	Pension Benefits
	U.S.			International			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Discount rate	6.0%	6.3%	6.8%	4.8%	4.4%	5.0%	5.8%	6.0%	6.3%
Expected return on plan assets	8.5	8.5	9.0	6.0	5.9	6.1
Rate of compensation increase	3.3	3.3	3.3	3.7	3.6	3.5
Health care trend rate							10.0	8.0	7.8
Rate to which health care trend rate is assumed to decline (ultimate trend rate)							5.0	5.0	5.0
Year the rate reaches the ultimate trend rate							2011	2009	2008
The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.
In determining the expected return on plan assets, the Company considers both historical performance and an estimate of future long-term rates of return on assets

Letter to U.S. SEC	Page 5	May 8, 2006
From: Nordson Corporation
similar to those in the Company’s plans. The Company consults with and considers the opinions of financial and other professionals in developing appropriate return assumptions.
The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Point Increase	1% Point Decrease

Effect on total service and interest cost components in 2005	$550	$(437)
Effect on postretirement obligation as of October 30, 2005	$6,436	$(5,199)
The allocation of pension plan assets as of October 30, 2005 and October 31, 2004 is as follows:

	Actual Asset Allocation
	U.S.		International
	2005	2004	2005	2004

Asset Category
Equity securities	63.0%	58.0%	31.8%	31.0%
Debt securities	36.0	33.0	20.5	20.0
Real estate	—	—	11.3	11.0
Insurance contracts	—	—	33.7	35.4
Other	1.0	9.0	2.7	2.6

Total	100.0%	100.0%	100.0%	100.0%

The Company’s investment objective for defined benefit plan assets is to meet the plans’ benefit obligations, while minimizing the potential for future required Company plan contributions.
U.S. plans comprise 87 percent of the worldwide pension assets. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans’ future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The target allocation is 50 to 70 percent equity securities and 30 to 50 percent debt securities. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers’ performance relative to the investment guidelines established with each investment manager.

Letter to U.S. SEC	Page 6	May 8, 2006
From: Nordson Corporation
International plans comprise 13 percent of the worldwide pension assets. Asset allocations are developed on a country-specific basis. The Company’s investment strategy is to cover pension obligations with insurance contracts or to employ independent managers to invest the assets.
At October 30, 2005 and October 31, 2004, the pension plans did not have any investment in the Company’s Common Shares. During 2004, the U.S. plans sold 135 shares of the Company’s Common Shares that had been acquired in 2003. The plans did not receive dividends on the Company’s Common Shares in 2005. Dividends of $63 were received in 2004.
The Company’s contributions to the pension and postretirement plans in 2006 will be approximately $14,000.
Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

			Other Postretirement Benefits
	Pension Benefits		With Medicare	Without Medicare
Fiscal Year	U.S.	International	Part D Subsidy	Part D Subsidy

2006	$5,036	$975	$1,538	$1,705
2007	4,877	1,188	1,545	1,780
2008	5,390	1,153	1,624	1,894
2009	7,072	1,942	1,744	2,054
2010	6,492	1,238	1,797	2,154
2011-2015	41,421	7,424	10,871	13,431

Total	$70,288	$13,920	$19,119	$23,018

Letter to U.S. SEC	Page 7	May 8, 2006
From: Nordson Corporation
Form 10-Q for Fiscal Quarter Ended January 31, 2006
Pension and other postretirement plans. The components of net periodic pension cost and the cost of other postretirement benefits for 2006 as compared with 2005 were:

	Pension Benefits
	U.S.		International		Other Postretirement Benefits
First quarter ended	2006	2005	2006	2005	2006	2005
(In thousands)
Service cost	$1,356	$1,020	$376	$303	$312	$331
Interest cost	2,301	2,114	348	298	558	545
Expected return on plan assets	(2,261)	(2,192)	(200)	(163)		—
Amortization of prior service cost	123	145	7	7	(181)	(147)
Recognized net actuarial loss (gain)	882	535	94	53	411	272

Total benefit cost	$2,401	$1,622	$625	$498	$1,100	$1,001

The Company’s contributions to pension and postretirement plans in fiscal 2006 is now estimated to be approximately $21.5 million, compared to the previous estimate of $14 million disclosed in the Company’s 2005 10-K.
In future 10-K and 10-Q filings we will provide separate disclosure for U.S. and international pension plans in the format above.

Sincerely,

By: /s/ Peter S. Hellman Peter S. Hellman
President, Chief Financial
and Administrative Officer